Blue Mountain Resources Inc.

812 D 16 Ave, S. W.

Calgary, Alberta, T2R 0S9

VIA FAX

August 31, 2007

U.S. Securities & Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  John Madison

Re:

Registration Statement on Form SB-2 – Request for Acceleration--File No. 333-143694

Dear Sirs:

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Wednesday, September 5, 2007 at 2:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.

should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.

we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Melvin Wooley

Melvin Wooley

President